Exhibit 21

Subsidiaries of Lightstone Value Plus Real Estate Investment Trust II, Inc.

Name	Jurisdiction of Formation/Incorporation
Lightstone Value Plus REIT II, LP	Delaware
LVP Metairie, LLC	Delaware
LVP Metairie Holding Corp.	Delaware
LVP Metairie JV, LLC	Delaware
LVP CP Boston, LLC	Delaware
LVP CP Boston Holding Corp.	Delaware
LVP CP Boston Holdings, LLC	Delaware
LVP East Rutherford Holding Corp.	Delaware
LVP Rego Park, LLC	Delaware
Brownmill LLC	Delaware